SINOCOKING COAL & COKE CHEMICAL INDUSTRIES, INC.
Kuanggong Road and Tiyu Road 10th Floor
Chengshi Xin Yong She, Xinhua District
Pingdingshan, Henan Province
People’s Republic of China 467000
Telephone: +86-3752882999

June 30, 2011

FILED AS EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Melinda Hooker

Re:	Sinocoking Coal & Coke Chemical Industries, Inc. Form 8-K Filed May 18, 2011 File No. 1-15931

Dear Ms. Hooker:

On behalf of Sinocoking Coal & Coke Chemical Industries, Inc. (the “Company”), set forth below is the Company’s response to the comment received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated May 20, 2011.  We have reproduced the Staff’s comments in bold type for your convenience and have followed each comment with the Company’s response.

1.
We note your disclosure that you and Frazer Frost, LLP have mutually agreed to end Frazer Frost’s engagement as your independent accountant. Amend your filing to state whether the former accountants resigned, declined to stand for re-election or were dismissed. Refer to Item 304(a)(1)(i) of Regulation S-K.

Response: The Company has amended its disclosure accordingly, as reflected in the amended Form 8-K that the Company has filed electronically.

2.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised 8-K.

Response: An updated letter from the Company’s former auditor is included as Exhibit 16.1 to the amended Form 8-K.

* * *

On behalf of the Company, it is hereby acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned if you have questions or if you need any additional information by email at wuzan@vip.sina.com, or our counsel at LKP Global Law, LLP, Mr. Francis Chen, by telephone at telephone at (424) 239-1890 or by facsimile at (424) 239-1882.

Very truly yours, Sinocoking Coal & Coke Chemical Industries, Inc. /s/ Zan Wu Zan Wu, Chief Financial Officer